

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 4, 2017

Mr. Derek J. Kerr
Chief Financial Officer
American Airlines Group, Inc.
4333 Amon Carter Boulevard
Fort Worth, Texas 76155

   Re: **American Airlines Group Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2016
      Filed February 22, 2017
      File No. 001-08400

Dear Mr. Kerr:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Melissa Raminpour

           Melissa Raminpour
           Branch Chief
           Office of Transportation and Leisure